Exhibit 99.169
news release

6 Adelaide Street East, Suite 500	Shares outstanding: 43,069,382
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
January 20, 2006
Blue Pearl confirms no undisclosed material developments
At the request of Market Regulation Services Inc. on behalf of the TSX, Blue Pearl Mining confirms that there are no undisclosed material corporate developments to account for recent trading activity in the Company’s shares on the Toronto Stock Exchange.
Blue Pearl is a Canadian mineral resource company focused on developing the Davidson molybdenum deposit near Smithers, B.C.
For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Jim Borland, Investor Relations Director	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Tel: 416- 860-1438, toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca